KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Gyunggi-do, Korea, 463-711

February 9, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KT Corporation Registration Statement on Form F-4

(File No. 333-156817)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-156817) filed with the Securities and Exchange Commission by KT Corporation on January 21, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,

/s/ THOMAS BUM JOON KIM
Thomas Bum Joon Kim
Attorney-in-fact and Vice President